Exhibit 99.4(iv)

THIRD AMENDMENT
TO
AMENDED AND RESTATED NOTE PURCHASE AGREEMENT

                This THIRD AMENDMENT TO AMENDED AND RESTATED NOTE PURCHASE AGREEMENT (the “Amendment”), dated and effective as of September 30, 2010, by and between INTERLEUKIN GENETICS, INC., a Delaware corporation (the “Company”), and PYXIS INNOVATIONS INC., a Delaware corporation (“Pyxis”).

                WHEREAS, the Company and Pyxis are parties to an Amended and Restated Note Purchase Agreement dated as of March 10, 2009 and amended on August 10, 2009 and February 1, 2010 (the “Agreement”), pursuant to which Pyxis extended the Company a credit facility (the “Credit Facility”) in an amount (following applicable adjustments) not to exceed Fourteen Million Three Hundred Sixteen Thousand Two Hundred Fifty-Five Dollars and No/100 ($14,316,255.00) on which the Company may draw down until June 30, 2011 (the “Credit Facility Termination Date”);

                WHEREAS, Pyxis purchased, and the Company sold and issued to Pyxis, (i) a promissory note in the principal amount of Four Million Dollars and No/100 ($4,000,000.00) on June 10, 2008, (ii) a promissory note in the principal amount of One Million Dollars and No/100 ($1,000,000.00) on May 29, 2009, (iii) a promissory note in the principal amount of Two Million Dollars and No/100 ($2,000,000.00) on November 9, 2009, and (iv) a promissory note in the principal amount of Two Million Dollars and No/100 ($2,000,000.00) on February 1, 2010, all under the terms of the Credit Facility, leaving Five Million Three Hundred Sixteen Thousand Two Hundred Fifty-Five Dollars and No/100 ($5,316,255.00) available for loan under the Credit Facility as of the date of this Amendment;

                WHEREAS, the Company has elected to draw down an additional $2,000,000 under the Credit Facility in exchange for a promissory note to be issued to Pyxis on the date hereof, which would leave Three Million Three Hundred Sixteen Thousand Two Hundred Fifty-Five Dollars and No/100 ($3,316,255.00) in total availability under the Credit Facility;

                WHEREAS, the Company has requested that Pyxis extend the period of time under which the Company may draw down on available funds under the Credit Facility, and Pyxis is willing to grant such extension; and

WHEREAS, the Company has further requested that Pyxis extend the Maturity Date of all Notes issued pursuant to the Credit Facility, and Pyxis is willing to grant such extension;

                NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained in the Agreement and this Amendment, the parties hereto agree as follows:

1.	Capitalized terms herein which are not otherwise defined in this Amendment shall have the meanings given to them in the Agreement.

2.	The Credit Facility Termination Date shall be amended to be June 30, 2012.

3.	The Maturity Date on which the principal amount of all Notes issued pursuant to the Credit Facility shall be payable shall be extended to June 30, 2012.

4.	Except as amended hereby, all of the terms and conditions of the Agreement shall remain in full force and effect.

5.	This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Third Amendment to Amended and Restated Note Purchase Agreement as of the date first written above.

INTERLEUKIN GENETICS, INC.

By:	/s/ Eliot M. Lurier
Typed Name:	Eliot M. Lurier
Title:	Chief Financial Officer

PYXIS INNOVATIONS INC.

By:	/s/ Kim S. Mitchell
Typed Name:	Kim S. Mitchell
Title:	Assistant Secretary